[ING LOGO]
February 16, 2007
VIA EDGAR
Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-7978)
Dear Mr. Thompson:
This letter responds to comments provided to Kim Palmer and Paul A. Caldarelli on January 23, 2007 to Post-Effective Amendment No. 119 to the Registration Statement on Form N-1A for ING Mutual Funds and Post-Effective Amendment No. 64 to the Registration Statement on Form N-1A for ING Mayflower Trust (each, a “Registrant” and collectively, “the Registrants”) with regard to the prospectuses (each, a “Prospectus,” and collectively, the “Prospectuses”) for the various classes and the statements of additional information (“SAIs”). Our summary of the comments and our responses thereto are provided below and, where appropriate, attached are marked pages from the Prospectus and SAI.
The discussion below focuses on the Class A, Class B, Class C and Class M Prospectus. Conforming changes were made, where applicable, to the Class I and Class Q Prospectus and the Class O Prospectus. Also, responses to comments provided for the Class A, Class B and Class C Prospectus of ING Diversified International Fund are included. Conforming changes were made, where applicable to the Class I Prospectus and Class R Prospectus.
In addition, attached is the requested Tandy Letter (Attachment A).
CLASS A, CLASS B, CLASS C AND CLASS M PROSPECTUS
ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Value Choice Fund and ING Global Bond Fund (pages 4, 6, 8, 10 and 38, respectively)
Comment: With respect to the use of “Global” in the name of ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Value Choice Fund and ING Global Bond Fund, the Staff requested clarification of the manner in which each Fund is diversified in a number of different countries located throughout the world, one of which may be the U.S., pursuant to Rule 35d-1. In addition, the Staff requested proof that a significant portion of the assets of ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Value Choice Fund and ING Global Bond Fund will be invested in countries outside the U.S. For purposes of determining this, the Staff commented that a significant portion would be at least 40%.
Response: We believe the disclosure indicating the Funds will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”) in footnote 42 of the Investment Company Act release number 24828.
ING Global Equity Dividend Fund and ING Emerging Countries Fund (page 4 and page 12, respectively)
Comment: With respect to the use of the phrase “located in countries with emerging securities markets,” the Staff requested clarification of how the Fund determines the issuer of a security is in a specific country. The Staff commented that the phrase “located in” is not a sufficient test of whether an issuer is in a country with emerging securities markets.
Response: We believe that this disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”).
ING Global Equity Dividend Fund (page 5 — How the Fund Has Performed)
Comment: The Staff requested deletion of the phrase, “In addition, performance of a composite of similarly managed accounts is presented in the ‘Management of the Funds — Sub-Advisers’ section of this Prospectus,” as it is not required disclosure.
Response: Registrant acknowledges that General Instruction 3(b) of Form N1-A does not permit information in the Risk/Return Summary that is not otherwise required. In this regard, the disclosure that appears on page 5 — How the Fund Has Performed — does not add information to the Risk/Return Summary but merely directs shareholders to the section of the prospectus where additional information may be found. Therefore, the Registrant will not revise the current disclosure.
ING Global Natural Resources Fund, ING Global Real Estate Fund, ING Global Value Choice Fund, ING International Capital Appreciation Fund, ING International Growth Opportunities Fund, ING International Real Estate Fund, ING International SmallCap Fund, ING International Value Fund, ING International Value Choice Fund, ING International Value Opportunities Fund and ING Global Bond Fund (pages 6, 8, 10, 20, 22, 24 26, 28, 30, 32 and 38, respectively)
Comment: With respect to the use of the phrase “located in a number of different countries,” the Staff requested clarification of how the Fund determines the issuer of a security is in a specific country. The Staff commented that the phrase “located in” is not a sufficient test of whether an issuer is in a country outside of the U.S.
Response: We believe that this disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”).
ING Foreign Fund (page 14)
Comment: With respect to the sentence, “The Fund normally invests at least 80% of its assets in international equity securities, the Staff requested clarification that the international equity securities do not include U.S. equity securities.
Response: The Registrant has revised the sentence to read, “The Fund normally invests at least 80% of it assets in non-U.S. equity securities.”
ING Index Plus International Equity Fund (page 18)
Comment: With respect to the first sentence of the second paragraph, the Staff requested the language “invests at least 80%” to read “invests substantially all.” In addition, the Staff requested the Registrant explain how the ETFs and derivatives the Fund may invest in will have characteristics similar to the Index itself.
Response: The strategy is not intended to replicate the index. An index plus fund seeks to outperform the index and the 80% strategy is consistent with that goal. We believe the disclosure is adequate. With respect to synthetic instruments, the SEC Names Rule release has stated that it would be appropriate for the fund to include a synthetic instrument to the 80% bank if it has economic advantages similar to the index. The Registrant believes that this provides the Fund with additional exposure to securities within the index.
ING International Growth Opportunities Fund (page 22)
Comment: The Staff was informed that the Registrant intends to add derivatives to the principal investment strategy and risks of the Fund. The Staff requested that the Registrant provide the Fund’s revised disclosure in its response.
Response: The disclosure has been added. See Attachment B.
ING International Value Fund (page 29)
Comment: The Staff requested confirmation that there is no footnote in regard to the commencement of Class A and Class C shares because those classes have at least 10 years of performance.
Response: The Registrant confirms that there is no footnote in regard to the commencement of Class A and Class C shares because those classes have at least 10 years of performance.

ING Global Value Choice and ING International Value Choice (pages 11 and 31, respectively)
Comment: The Staff was informed that the MSCI All Country World index was erroneously added to the ING International Value Choice Fund and should have been listed on the performance page for ING Global Value Choice. The Staff requested the Registrant confirm this correction in its response.
Response: The MSCI All Country World index has been deleted from ING International Value Choice and added to ING Global Value Choice.
ING Emerging Markets Fixed Income Fund (page 36)
Comment: The Staff commented that there is no statement with regard to the Fund’s maturity strategy.
Response: The disclosure has been added. See Attachment C.
ING Greater China Fund (Management of the Funds — Performance of a Similar Mutual Fund Managed by the IIM Asia Pacific Investment Team, page 59)
Comment: The Staff requested confirmation of the absence of any other similar mutual funds or private accounts in the composite for ING Greater China Fund.
Response: The Registrant confirms that there is only one similar mutual fund currently included in the composite for ING Greater China Fund.
ING Global Natural Resources Fund (Management of the Funds, page 60)
Comment: The Staff requested confirmation of the number of portfolio managers listed for ING Global Natural Resources Fund, and correction, if necessary, of the introductory sentence.
Response: The Registrant confirms that there should be two portfolio managers for ING Global Natural Resources Fund. Anthony Socci should not appear as a portfolio manager for ING International Growth Opportunities Fund. His bio has been added directly following James A. Vail for ING Global Natural Resources Fund.
ING International Growth Opportunities Fund (Management of the Funds, page 60)
Comment: The Staff requested confirmation of the number of portfolio managers listed for ING International Growth Opportunities Fund, and correction, if necessary, of the introductory sentence. The Staff also requested clarification of the portfolio managers’ responsibilities.
Response: The Registrant confirms that there should be only one portfolio manager for ING International Growth Opportunities Fund. Anthony Socci should not appear as a portfolio manager for ING International Growth Opportunities Fund. His bio has been deleted following the bio of Uri Landesman and has been added following the bio of James A. Vail for ING Global Natural Resources Fund. The disclosure for ING International Growth Opportunities Fund has been corrected to reflect one portfolio manager.
ING Emerging Countries Fund (Management of the Funds, page 61)
Comment: The Staff requested clarification of Steven Leonard’s five years of professional experience.
Response: The disclosure has been revised. See Attachment D.
Class A, Class B, Class C, Class I, Class M, Class O and Class Q SAI
The Staff did not have comments to the Class A, Class B, Class C, Class I, Class M, Class O and Class Q SAI.
CLASS A, CLASS B AND CLASS C — ING DIVERSIFIED INTERNATIONAL FUND
Introduction to ING Diversified International Fund (pg. 1 — ING Diversified International Fund)
Comment: The Staff requested that the section entitled “Introduction to ING Diversified International Fund” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summary.
Response: The Staff has provided this comment previously and the Registrant believes that the “Introduction to ING Diversified International Fund” section is consistent with the format of other ING Fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. Therefore, we have left the section in its original respective position in the Prospectus.
ING Diversified International Fund (page 2)
Comment: With respect to the use of “International” in the name of the Fund, the Staff requested clarification of the manner in which the Fund is diversified in a number of different countries located throughout the world, one of which may be the U.S, pursuant to Rule 35d-1.
Response: We believe the disclosure indicating the Fund will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”) in footnote 42 of the Investment Company Act release number IC-24828.
Comment: With respect to the use of the phrase “located in a number of different countries,” the Staff requested clarification of how the Fund determines the issuer of a security is in a specific country. The Staff commented that the phrase “located in” is not a sufficient test of whether an issuer is in a country outside of the U.S.
Response: We believe this disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission (“SEC”).
Comment: The Staff requested clarification for the Convertible Securities and Derivatives risk listed for the Fund as these investments are not mentioned in the Fund’s strategy.
Response: We have removed Convertible Securities and Derivatives risks from the Fund’s risk disclosure.
ING Diversified International Fund (Management of the Fund — Investment Committee, page 21)
Comment: The Staff requested clarification of the roles and any limitations of the responsibilities of the members of the Investment Committee for the Fund.
Response: The Registrant confirms that the members of the Investment Committee are jointly responsible for the day-to-day management of the Fund. The disclosure has been revised.
ING Diversified International Fund (More Information About Risks — Principal Risks, pages 22-23)
Comment: The Staff requested clarification for why Concentration and Corporate Debt Securities are listed as principal risks of the Fund when they are not listed on the two-page spread.
Response: We have removed Concentration and Corporate Debt Securities from the Principal Risks section of the prospectus.
Class A, Class B, Class C, Class I and Class R SAI
The Staff did not have comments to the Class A, Class B, Class C, Class I and Class R SAI.
ADDITIONAL GLOBAL COMMENT TO ENTIRE ING FUND COMPLEX
Comment: The Staff requested analysis of any recent litigation, how recent litigation is currently disclosed in the ING Funds’ prospectuses, and whether additional disclosure is needed. The Staff requested acknowledgement of recent litigation and how the ING Funds’ prospectuses meet SEC disclosure requirements.

Response: The Registrant believes that the current supplement describing material pending legal proceedings meets the disclosure requirements of Form N1-A. As previously explained to the Staff, the Registrant includes the discussion of legal proceedings in a supplement because we believe that it is necessary to provide shareholders with updates on the status of the subject matter periodically as events unfold. The Registrant takes into consideration the fact that if the supplement is incorporated into the Prospectuses and an update is necessary, the Registrant will run the risk of confusing the investors by having a supplement with current information in the same document as the outdated information. By separating the two, the Registrant believes that shareholders will be provided the most current information available without any unnecessary confusion. In addition, the Registrant submits the information in the supplement as a registration statement under Rule 485, not as a “supplement” under Rule 497. The SEC Staff also receive copies of relevant litigation as required by Section 33 of the 1940 Act.
Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.
Very truly yours,
/s/  Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services
Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Reza Pishva
Dechert LLP

Attachment A

[ING LOGO]
February 16, 2007
VIA EDGAR
Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-7978)
Dear Mr. Thompson:
ING Mutual Funds and ING Mayflower Trust (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.
Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.
Regards,
/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services
Attachments

cc:	Jeffrey Puretz, Esq.
Dechert LLP

Attachment B

Adviser
ING Investments, LLC
Sub-Adviser
ING Investment Management Co.

ING INTERNATIONAL GROWTH OPPORTUNITIES FUND

INVESTMENT OBJECTIVE

The Fund’s investment objective is to seek long-term growth of capital through investment in equity securities and equity equivalents of companies outside of the U.S.

PRINCIPAL INVESTMENT STRATEGIES

Under normal conditions, the Fund invests at least 65% of its net assets in equity securities of issuers located in a number of different countries outside of the U.S. The Fund invests primarily in companies with a large market capitalization, but may also invest in mid- and small-sized companies. The Fund generally invests in common and preferred stocks, warrants and convertible securities. The Fund may invest in companies located in countries with emerging securities markets when the Sub-Adviser believes they present attractive investment opportunities. The Fund may invest in government debt securities of developed foreign countries. The Fund also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade government and corporate debt securities. The Fund may invest in derivatives, including futures.

The Sub-Adviser primarily uses a bottom-up fundamental analysis to identify stocks which it believes offer attractive growth prospects relative to their peers in the same industry, sector or region. The valuation characteristics of stocks expected to exhibit growth are also assessed to determine whether the expected growth allows for capital appreciation. Customized sector, country and universe screens are employed to help rank stocks in terms of their relative attractiveness based on a blend of growth and valuation factors. The relative riskiness of individual securities is also assessed prior to a decision to purchase a security.

The Portfolio may employ currency hedging strategies to protect the portfolio from adverse effects on the U.S. dollar.

The Fund may invest in derivatives, including futures.

The Fund may also invest in other investment companies, including exchange-traded funds, to the extent permitted under the Investment Company Act of 1940, as amended (“1940 Act”).

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund also may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

RISKS

You could lose money on an investment in the Fund. The Fund may be affected by the following risks, among others:

Price Volatility — the value of the Fund changes as the prices of its investments go up or down. Equity securities face market, issuer and other risks, and their values may fluctuate, sometimes rapidly and unpredictably. Market risk is the risk that securities may decline in value due to factors affecting securities markets generally or particular industries. Issuer risk is the risk that the value of a security may decline for reasons relating to the issuer, such as changes in the financial condition of the issuer. While equities may offer the potential for greater long-term growth than most debt securities, they generally have higher volatility. The Fund invests primarily in equity securities of larger companies, which sometimes have more stable prices than smaller companies. However, the Fund may also invest in small- and mid-sized companies, which may be more susceptible to price volatility than larger companies because they typically have fewer financial resources, more limited product and market diversification and may be dependent on a few key managers.

Market Trends — from time to time, the stock market may not favor securities in which the Fund invests, or may not favor equities at all.

Foreign Investing — foreign investments may be riskier than U.S. investments for many reasons, including: changes in currency exchange rates; unstable political, social and economic conditions; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.: less standardization of accounting standards and market regulations in certain foreign countries and varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. Additionally, securities of foreign companies may be denominated in foreign currencies. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. These factors may make foreign investments more volatile and potentially less liquid than U.S. investments. To the extent the Fund invests in countries with emerging securities markets, the risks of foreign investing may be greater, as these countries may be less politically and economically stable than other countries. It may also be more difficult to buy and sell securities in countries with emerging securities markets.

Convertible and Debt Securities — the value of convertible and debt securities may fall when interest rates rise. Convertible and debt securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible and debt securities with shorter maturities. The Fund could lose money if the issuer of a convertible and debt security is unable to meet its financial obligations or goes bankrupt.

Derivatives — derivatives are subject to the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty to the derivative instruments, and the risk of loss due to changes in interest rates. The use of certain derivatives may have a leveraging effect, which may increase the volatility of the Fund and may reduce its returns.

Other Investment Companies — the main risk of investing in other investment companies is the risk that the value of the underlying securities might decrease. Because the Fund may invest in other investment companies, you may pay a proportionate share of the expenses of that other investment company (including management fees, administration fees and custodial fees) in addition to the expenses of the Fund.

Inability to Sell Securities — convertible securities, securities of small- and mid-sized companies and some foreign companies usually trade in lower volume and may be less liquid than other investments and securities of larger U.S. companies. The Fund could lose money if it cannot sell a security at the time and price that would be most beneficial to the Fund.

Securities Lending — there is the risk that when lending portfolio securities, the securities may not be available to the Fund on a timely basis and it may lose the opportunity to sell the securities at a desirable price. Engaging in securities lending could have a leveraging effect, which may intensify the market risk, credit risk and other risks associated with investments in the Fund.

A more detailed discussion of the risks associated with investing in the Fund is available in the “More Information About Risks” section.

24      ING International Growth Opportunities Fund

Attachment C

Adviser
ING Investments, LLC
Sub-Adviser
ING Investment Management Advisors B.V.
ING EMERGING MARKETS FIXED INCOME FUND

INVESTMENT OBJECTIVE

The Fund seeks to maximize total return. The Fund’s investment objective is not fundamental and may be changed without a shareholder vote.

PRINCIPAL INVESTMENT STRATEGIES

The Fund normally invests at least 80% of its assets in debt securities of issuers located or primarily conducting their business in emerging market countries. The Fund will provide shareholders with at least 60 days’ prior notice of any change in this investment policy. The Fund expects to maintain investments in a number of different emerging market countries. The total return sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any.

The debt securities in which the Fund may invest include fixed-rate instruments; convertible bonds; bonds associated with restructured syndicated or bank loans (e.g., Brady bonds); and subordinated bonds. The Fund may invest in warrants and in structured securities to access specific markets or for purposes of tax efficiency.

The Fund may invest in derivative securities. Derivatives are securities whose value may be based on other securities, currencies, interest rates, or indices. Derivatives include: futures and forward contracts; options on futures contracts, foreign currencies, securities and stock indices; structured notes and indexed securities; and swaps, caps, floors and collars.

The Fund may invest in below investment-grade bonds, including corporate bonds from emerging markets, which at the time of investment, are not rated by a nationally recognized statistical rating organization or are rated below investment grade (for example, rated below BBB- by Standard & Poor’s Rating Group or Baa3 by Moody’s Investors Service, Inc.), have an equivalent rating by a nationally recognized statistical rating organization, and those in default or non-rated.

The Sub-Adviser generally invests in securities of various maturities. For instance, the Fund may hold securities with maturities that are short-term (generally, less than three years), intermediate (three to ten years), and long-term (longer than ten years). The Sub-Adviser may adjust the duration (a measure of sensitivity to interest rate movements) of the Fund’s portfolio, depending on its outlook on interest rate movements.

The Fund may also invest in money-market instruments with maturities not exceeding 397 days.

The Sub-Adviser uses a top-down analysis of the emerging markets sector in identifying investments for the Fund’s portfolio. The Sub-Adviser selects securities for the Fund, taking into consideration (i) the attractiveness of the investment based on a country’s yield curve; (ii) the liquidity of the investment; and (iii) the conditions related to the security’s interest payment deferrals or principal amortization schedules.

At least 70% of the securities in which the Fund invests will be securities denominated in either USD (US dollar), EUR (European Monetary Union euro), JPY (Japanese yen), CHF (Swiss franc) or GBP (British pound), and up to 30% of the Fund’s assets can be invested in currencies of, or in securities denominated in the currencies of, emerging market countries. Local currencies are defined as the means of exchange issued by the Central Banks residing in emerging market countries.

The Sub-Adviser considers an emerging market country to be any country determined to have an emerging market economy, taking into account a number of factors, including whether the country has a low-to-middle economy, according to the International Bank for Reconstruction and Development (the World Bank), the country’s foreign currency debt rating, its political and economic stability and the development of its financial and capital markets. Such countries are located in Latin America, Asia, Africa, the Middle East and the developing countries of Europe, primarily Eastern Europe.

The Fund may invest up to 20% of its total assets in floating-rate instruments.

The Fund is non-diversified, which means it may invest a significant portion of its assets in a single issuer.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

The Fund may also lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective.

RISKS

You could lose money on an investment in the Fund. The Fund may be affected by the following risks, among others:

Price Volatility — the value of the Fund changes as the prices of its investments go up or down. Debt securities face market, issuer and other risks, and their values may fluctuate, sometimes rapidly and unpredictably. Market risk is the risk that securities may decline in value due to factors affecting the securities markets generally or particular industries. Issuer risk is the risk that the value of a security may decline for reasons relating to the issuer, such as changes in the financial condition of the issuer.

Convertible and Debt Securities — the value of convertible and debt securities may fall when interest rates rise. Convertible and debt securities with longer maturities tend to be more sensitive to changes in interest rates, usually making them more volatile than convertible and debt securities with shorter maturities. The Fund could lose money if the issuer of a convertible or debt security is unable to meet its financial obligations or goes bankrupt.

Foreign Investing — foreign investments may be riskier than U.S. investments for many reasons, including: changes in currency exchange rates; unstable political, social and economic conditions; a lack of adequate or accurate country or corporate information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.; less standardization of accounting standards and market regulations in certain foreign countries; and varying foreign controls on investments. Foreign investments may also be affected by administrative difficulties, such as delays in clearing and settling transactions. Additionally, securities of foreign companies may be denominated in foreign currencies. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce this risk may not perform as expected. In emerging market countries, the risks of foreign investing may be greater, as these countries may be less politically and economically stable than other countries. It also may be more difficult to buy and sell securities in emerging market countries. To the extent the Fund invests in countries with emerging securities markets, the risks of foreign investing may be greater, as these countries may be less politically and economically stable than other countries. It also may be more difficult to buy and sell securities with emerging securities markets.

Non-Diversification — the Fund is classified as a “non-diversified” investment company under the Investment Company Act of 1940, as amended. If the Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund will be more at risk to any single issuer, economic, political or regulatory event that impacts one or more of those issuers. Conversely, even though classified as non-diversified, the Fund may actually maintain a portfolio that is diversified with a large number of issuers. In such an event, the Fund would benefit less from appreciation in a single issuer than if it had greater exposure to that issuer.

Derivatives — derivatives are subject to the risk of changes in the market price of the underlying security, credit risk with respect to the counterparty to the derivative instruments, and the risk of loss due to changes in interest rates. The use of certain derivatives may have a leveraging effect, which may increase the volatility of the Fund and may reduce its returns.

High-Yield, Lower-Grade Debt Securities Risk — When the Fund invests in debt securities rated below investment grade, its credit risks are greater than that of funds that buy only investment-grade debt securities. Lower-grade debt securities may be subject to greater market fluctuations and greater risks of loss of income and principal than investment-grade debt securities. Debt securities that are (or have fallen) below investment grade are exposed to a greater risk that their issuers might not meet their debt obligations. The market for these debt securities may be less liquid, making it difficult for the Fund to sell them quickly at an acceptable price. These risks can reduce the Fund’s share price and the income it earns.

Inability to Sell Securities — convertible securities, securities of smaller and mid-sized companies and securities of companies located in countries with emerging securities markets usually trade in lower volume and may be less liquid than other investments and securities of companies located in larger, more established markets. The Fund could lose money if it cannot sell a security at the time and price that would be most beneficial to the Fund.

Illiquid Securities — if a security is illiquid, the Fund might be unable to sell the security at a time when the Sub-Adviser might wish to sell, and the security could have the effect of decreasing the overall level of the Fund’s liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities, which could vary from the amount the Fund could realize upon disposition.

Securities Lending — there is the risk that when lending portfolio securities, the securities may not be available to the Fund on a timely basis and it may lose the opportunity to sell the securities at a desirable price. Engaging in securities lending could have a leveraging effect, which may intensify the market risk, credit risk and other risks associated with investments in the Fund.

Portfolio Turnover — a high portfolio turnover rate involves greater expenses to the Fund, such as other transaction costs, and may generate more taxable short-term gains for shareholders, which may have an adverse impact on performance.

A more detailed discussion of the risks associated with investing in the Fund is available in the “More Information About Risks” section.

38      ING Emerging Markets Fixed Income Fund

Attachment D

ADVISER AND SUB-ADVISERS	MANAGEMENT OF THE FUNDS

Brandes is an investment advisory firm with 76 investment professionals who currently manage over $          billion in assets as of December 31, 2006. The principal address of Brandes is 11988 El Camino Real, Suite 500, San Diego, California 92130.

Brandes uses a value-oriented approach to managing international investments, seeking to build wealth by buying high-quality, under-valued stocks.

ING Emerging Countries Fund

Brandes’ Emerging Markets Investment Committee is jointly responsible for the day-to-day management of ING Emerging Countries Fund since March 1, 2005. The Emerging Markets Investment Committee is comprised of a limited number of research analysts and portfolio managers. The members of the Emerging Markets Investment Committee are listed below:

Alphonse H.L. Chan, Jr., CFA, Portfolio Manager. Mr. Chan is a portfolio manager and a voting member of the Brandes’ Emerging Markets Investment Committee. Mr. Chan joined Brandes in 1998 and has 19 years of investment experience. Prior to joining Brandes, Mr. Chan was a senior financial analyst in the corporate treasury department for a large national banking organization.

William Pickering, CFA, Director — Investments. Mr. Pickering is a member of the Investment Oversight Committee and a voting member of three of the firm’s investment committees (Large Cap, Small Cap, and Emerging Markets). Mr. Pickering joined Brandes in 1997, has 22 years of investment experience and is a member of the Financial Analysts Society of San Diego. Before joining Brandes, he worked as a registered representative at various financial services companies.

Christopher J. Garrett, CFA, Institutional Portfolio Manager/ Analyst. Mr. Garrett is an institutional portfolio manager/analyst and a member of the firm’s Emerging Markets Investment Committee. Mr. Garrett focuses his research on the utilities sector, with special emphasis on Emerging Market companies. In addition, he serves as a product coordinator for the Emerging Markets portfolio. Mr. Garrett joined Brandes in 2000 and has 13 years of finance and investment experience. Prior to joining Brandes, he worked as a portfolio manager/analyst for a global investment advisory firm and a corporate loan officer for a super-regional bank.

Gerardo Zamorano, CFA, Senior Analyst. Mr. Zamorano is a senior analyst on the telecommunications team. He is also a member of the Emerging Markets Investment Committee. Mr. Zamorano joined Brandes in 1999 and has nine years of investment experience. Before joining Brandes, he worked for an international finance firm as an assistant investment officer in the Latin America department. He has nine years of investment experience.

Greg Rippel, CFA, Senior Analyst. Mr. Rippel is a senior analyst on the consumer products team and is also a voting member of the Emerging Markets Investment Committee. Mr. Rippel is responsible for fundamental research on companies in the retail sector and serves as a product coordinator for the Emerging Markets portfolios. Mr. Ripple joined Brandes in 2001 and has 11 years of accounting, finance and investment experience. Prior to joining Brandes, he worked as an underwriter in the commercial finance division of a major U.S. bank and as a senior associate for a global public accounting firm.

Douglas Edman, CFA, Director — Investments. Mr. Edman is a senior analyst and voting member of the Emerging Markets Investment Committee. He leads the firm’s research efforts in the basic materials sector and performs research in the oil and gas sectors. Mr. Edman joined Brandes in 1995, has over 15 years of investment experience and is a member of the Financial Analysts Society of San Diego. Prior to joining Brandes, he worked for a major securities firm as a credit analyst, where he managed the credit rating agency relationship and commercial paper programs for clients in the energy and telecommunications industries.

Steven Leonard, CFA, Senior Analyst. Mr. Leonard is a senior analyst and a voting member of the Emerging Markets Investment Committee. He is on the industrials research team and is responsible for fundamental research on companies in the transportation and environmental service sectors. Mr. Leonard joined Brandes in 1997, has over nine years of investment experience and is a member of the Financial Analysts Society of San Diego. Prior to joining Brandes, Mr. Leonard worked as a CPA in the audit practice of a public accounting firm.

Performance of Similar Emerging Markets Equity Accounts Managed by Brandes

The tables below are designed to show how a composite of similar accounts managed by Brandes performed over various periods in the past.

The Brandes Emerging Markets Equity Composite is a composite of the performance of all actual fee-paying and non-fee paying, fully discretionary Emerging Markets accounts under management by Brandes for at least one month beginning January 1, 1995. Each account in the composite has investment objectives, policies and strategies that are substantially similar to those of ING Emerging Countries Fund. The accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts.

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